                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)


                            Women.com Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock,
                           $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    978149102
         --------------------------------------------------------------
                                 (CUSIP Number)


                  Douglas W. McCormick, Chief Executive Officer
                                  iVillage Inc.
                             500-512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000


                                 with a copy to:


                           Richard Vernon Smith, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2001
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 29 Pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 2 of 29 Pages
-------------------------                         ------------------------------



--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                iVILLAGE INC.
                13-3845162

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                         (b) |_|
--------------- ----------------------------------------------------------------
3               SEC USE ONLY

--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS
                OO

--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

--------------- ----------------------------------------------------------------
                        7      SOLE VOTING POWER
                               -0-
      NUMBER OF         ------ -------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY              21,576,447(1)
       OWNED BY         ------ -------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING                -0-
        PERSON          ------ -------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER
                               -0-

--------------- ----------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                21,576,447(1)

--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               |_|

--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                45.66%(2)

--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON
                CO

--------------- ----------------------------------------------------------------


-----------

(1)      See Items 4 and 5 of the Schedule 13D and this Amendment No. 2.

(2) Calculation is based on a total number of outstanding shares (47,249,399) as of February 5, 2001, as represented by the Company in
         Exhibit 2 attached to the Schedule 13D, and such total number is subject to change pursuant to such Exhibit.


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-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 3 of 29 Pages
-------------------------                         ------------------------------


         This Amendment No. 2 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on February 15, 2001, as amended by Amendment No. 1 filed on February 28, 2001 (collectively, the "Schedule 13D"), by the person filing this amendment. Capitalized terms used in this Amendment No. 2 to the Schedule 13D, but not otherwise defined herein, have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 2 as follows:

ITEM 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety to read as follows:

MERGER AGREEMENT

         On February 5, 2001, Parent, Stanhope Acquisition Sub, LLC ("Merger Sub"), a Delaware limited liability company and wholly owned subsidiary of Parent, and the Company entered into an Agreement and Plan of Merger (the "Original Merger Agreement"). On February 22, 2001, the parties to the Original Merger Agreement entered into Amendment No. 1 to Agreement and Plan of Merger (together with the Original Merger Agreement, the "Merger Agreement") which amends the Original Merger Agreement. The Merger Agreement provides for a taxable merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). The certificate of merger filed in Delaware to effect the Merger will provide that a restated certificate of incorporation, as amended and restated, will become the certificate of incorporation of the Surviving Corporation. The bylaws of the Surviving Corporation will be those of the Company. The directors and officers of the Merger Sub will become the directors and officers of the Company after the Merger. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from the Nasdaq National Market.

         At the effective time of the Merger, each Share issued and outstanding immediately before such time (other than Shares held by the Company, Parent or Merger Sub, which will be canceled and retired, or Shares as to which appraisal rights have been demanded, exercised or perfected in accordance with Section 262 of the Delaware General Corporation Law ("DGCL"), which Shares will be converted into the right to receive any amount required by such Section 262) will be converted into 0.322 (the "Exchange Ratio") of a share of Parent common stock ("Parent Common Stock") and the right to receive cash equal to 1% of the product of the average of the high and low prices of a share of Parent Common Stock on the Nasdaq National Market on the closing date multiplied by .322 (subject to adjustment as described below).

         The Exchange Ratio will be decreased if the Company does not have at least $12,000,000 of working capital and $20,000,000 in cash as of March 31, 2001. In addition, if the actual cash and working capital of the Company as of March 31, 2001 is less than the required amounts of cash and working capital, then Hearst Communications, Inc., the largest stockholder of the Company and a Delaware corporation ("Hearst"), would have the option to purchase additional shares of Parent Common Stock in an amount equal to the amount of the shortfall up to $2,000,000 divided by $1.875. If the shortfall is more than $2,000,000 as of March 31, 2001, but less than $4,000,000, then Hearst must purchase additional shares of Parent Common Stock pursuant to the Merger Agreement for the amount of the shortfall which exceeds $2,000,000, and Hearst will have the option to purchase shares with respect to the additional $2,000,000 shortfall amount. Hearst will pay $1.875 for each share purchased due to any shortfall.

         If the shortfall is more than $4,000,000 as of March 31, 2001 or the Company's cash on hand immediately prior to the closing of the Merger is not equal to or greater than the difference between the amount of cash on hand as of March 31, 2001 minus the product of $166,666 multiplied by the number of days elapsed from March 31,

-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 4 of 29 Pages
-------------------------                         ------------------------------


2001 to the date which is one day prior to the date of the closing of the Merger, or working capital immediately prior to such closing is materially less than the difference between the amount of working capital as at March 31, 2001 minus the reduction in the Company's cash on hand since March 31, 2001, Parent may terminate the Merger Agreement.

         Certificates for fractional shares of Parent Common Stock will not be issued in the Merger. The Company's stockholders who would otherwise receive fractional shares will, instead, be entitled to receive a cash payment equal to the value of these fractional share interests, determined by multiplying (i) the per share closing price of Parent Common Stock on the closing date by (ii) the fraction of the share of Parent Common Stock to which the holder would otherwise have been entitled.

         At the effective time of the Merger, each outstanding stock option granted or issued under the Company's stock option plans in effect on the date of the Merger Agreement will be converted into a stock option to acquire Parent Common Stock, with appropriate adjustments to reflect the Exchange Ratio.

         Pursuant to the Merger Agreement, the Company and its directors, officers, employees and representatives are prohibited from negotiating with, soliciting offers from, or providing information to any third party with respect to any "Acquisition Proposal" (generally, any proposal or offer to acquire 20% or more of the assets of the Company and its subsidiaries or 20% or more of the voting power of the Shares or any merger or other business combination). However, if within 60 days of the date of the Original Merger Agreement (i.e., February 5, 2001) (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Company's Board of Directors, in exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Proposal" that did not result in a breach of the foregoing prohibition, furnish information to, and engage in negotiations with, the proponent of such Superior Proposal. The Merger Agreement generally defines a Superior Proposal as an Acquisition Proposal relating to substantially all the assets of the Company or 80% of the Shares which is on terms which the Board determines in good faith (x) to be more favorable from a financial point of view to the stockholders of the Company than the Merger, (y) is reasonably capable of being completed and (z) for which financing, to the extent required, is then committed or can be obtained.

         In accordance with the Merger Agreement, the Board of Directors of the Company has unanimously adopted resolutions approving, and recommending that the Company's stockholders approve and adopt, the Merger Agreement and the Merger. The Merger Agreement generally prohibits the Board from withdrawing or modifying, in either case in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement. If, within 60 days of the date of the Original Merger Agreement (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Board, in the exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, in response to a "Superior Proposal" that did not result in a breach of the prohibitions described in the preceding paragraph and after providing Parent with at least 72 hours advance notice of its decision to take such action, the Board may modify or propose publicly to modify, in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement.

         If Parent terminates the Merger Agreement because the Company withdraws or modifies its recommendation for approval of the Merger or approves or recommends an Acquisition Proposal (provided that it may recommend a Superior Proposal, as indicated in the previous paragraph), the Company is obligated to pay Parent a termination fee of $1,000,000 (the "Termination Fee").

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CUSIP No. 978149102                                    Page 5 of 29 Pages
-------------------------                         ------------------------------


         If Parent terminates the Merger Agreement because the Company's stockholders do not approve the Merger, the Company is obligated to pay Parent the Termination Fee; if the Company terminates the Merger Agreement because Parent's stockholders do not approve the Merger, Parent is obligated to pay the Company the Termination Fee.

         In connection with the Merger Agreement, Parent entered into agreements with four of its stockholders, AOL Time Warner Inc., National Broadcasting Company, Inc., GE Investments Subsidiary, Inc. and Rho Management Trust I, pursuant to which these Parent stockholders have agreed to vote all shares of Parent Common Stock beneficially owned by them in favor of the Merger at the meeting of Parent stockholders to be held to vote on the Merger. As of February 5, 2001, these stockholders beneficially owned (after taking into account exercisable warrants) an aggregate of approximately 21.2% of the outstanding Parent Common Stock.

         Also in connection with the Merger Agreement, Parent and Hearst have entered into a Stockholder Voting Agreement, dated as of February 5, 2001 (the "Voting Agreement"), and an Amended and Restated Securities Purchase Agreement, dated as of February 22, 2001 (the "Securities Purchase Agreement").

VOTING AGREEMENT

         The Voting Agreement obligates Hearst to vote its shares in favor of the approval and adoption of the Merger Agreement and each of the other transactions contemplated in the Merger Agreement, including the Merger and against:

         o any action or agreement that would result in a breach by the Company under the Merger Agreement;

         o any extraordinary corporate transaction involving the Company, such as a merger, consolidation or other business combination;

         o a sale, lease or transfer of a material amount of assets of the Company or a reorganization, recapitalization, dissolution or liquidation of the Company;

         o        any change in the board of directors of the Company;

         o any amendment of the certificate of incorporation of the Company; or

         o any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement.

         Hearst has also agreed that it will not, directly or indirectly:

         o solicit, initiate or encourage (including by way of furnishing information) or otherwise take any action to facilitate, a competing acquisition proposal relating to the Company; or

         o participate in any discussions or negotiations regarding any proposal that constitutes, or that may lead to, a competing acquisition proposal.

-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 6 of 29 Pages
-------------------------                         ------------------------------


         Hearst has also agreed not to authorize or permit any of its officers, directors, employees, agents or representatives to engage in these activities and to keep Parent informed of the status and details of any requests, competing acquisition proposals or inquiries.

SECURITIES PURCHASE AGREEMENT

         Pursuant to the Securities Purchase Agreement, Hearst has agreed to purchase up to 9,324,000 shares of Parent Common Stock and a warrant (with an exercise price of $0.01 per share) to purchase up to 2,100,000 shares of Parent Common Stock for an aggregate purchase price of up to $20,000,000. Pursuant to the Securities Purchase Agreement, Parent has agreed to conduct a registered rights offering (the "Rights Offering") whereby all stockholders of the Company will be given the right to purchase their pro-rata portion (based upon their ownership of the outstanding Shares) of the shares of Parent Common Stock and warrant covered by the Securities Purchase Agreement. Hearst has agreed to reimburse Parent for expenses related to the Rights Offering that exceed $100,000. The term "Rights Offering" does not include any additional shares of Parent Common Stock purchased by Hearst as a result of the Company failing to meet the cash and working capital requirements specified by the Merger Agreement or the exercise of appraisal rights by the Company's stockholders (as described below).

         The number of shares of Parent Common Stock to be purchased by Hearst under the Securities Purchase Agreement, as well as the number of shares of Parent Common Stock underlying the warrant, will be reduced on a one-for-one basis by the number of shares and warrant shares purchased by the Company's stockholders (other than Hearst) in the Rights Offering. Also, the aggregate purchase price payable by Hearst will be reduced by the amount received by Parent from the Company's stockholders (other than Hearst) in the Rights Offering.

         If appraisal rights are demanded, exercised or perfected by any of the Company's stockholders pursuant to Section 262 of the DGCL, and the Shares associated with such appraisal rights exceed 2.0% of the Shares outstanding as of the record date of the Company's special stockholders' meeting called for the purpose of approving the Merger, Hearst will, if requested by Parent, purchase from Parent, at a $1.875 per share purchase price, a number of shares of Parent Common Stock equal to the number of Shares in excess of such 2% amount multiplied by the Exchange Ratio, rounded down to the nearest whole share.

         The closing of the transactions contemplated by the Securities Purchase Agreement will occur concurrently with the closing of the Merger and after the satisfaction or waiver of the conditions thereto.

STOCKHOLDER AGREEMENT

         Upon Hearst's purchase of Parent Common Stock pursuant to the Securities Purchase Agreement, Parent and Hearst will enter into a Stockholder Agreement, the form of which is attached to the Securities Purchase Agreement as Exhibit C. The Stockholder Agreement sets forth certain obligations, restrictions and limitations relating to the securities purchased by Hearst pursuant to the Merger Agreement and the Securities Purchase Agreement. The Stockholder Agreement applies to all voting securities of Parent owned by Hearst on the date of the agreement and all voting securities of Parent subsequently acquired by Hearst.

         Restrictions on Securities Ownership. The Stockholder Agreement places a cap on the number of Parent voting securities that Hearst and its affiliates may own. This cap may be exceeded only with (i) the unanimous written consent of Parent's board of directors or (ii) the approval of all of the non-Hearst board designees present at a meeting of Parent's board of directors at which a quorum is present. Under the Stockholder Agreement, Hearst and its affiliates will be prohibited from owning voting securities of Parent in excess of a specified percentage of the total number of Parent voting securities outstanding at any time.

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CUSIP No. 978149102                                    Page 7 of 29 Pages
-------------------------                         ------------------------------


         This specified percentage, which will not be calculated until the closing of the Merger, will be determined by calculating (x) the total number of outstanding Parent voting securities owned by Hearst or its affiliates on the closing date of the Merger and the total number of outstanding convertible securities, options, warrants or other rights exercisable for or convertible into voting securities, with or without the passage of time or the satisfaction of specified conditions, owned by Hearst or its affiliates on the closing date of the Merger; and (y) dividing the number calculated in the manner described above by the sum of the total number of Parent voting securities outstanding on the closing date of the Merger and the number of shares of Parent voting securities represented by warrants for Parent Common Stock held by Hearst or its affiliates on the closing date of the Merger. Assuming that: (1) no Company stockholders participate in the Rights Offering; (2) Hearst is not required to, and does not elect to, purchase additional Parent Common Stock pursuant to the Merger Agreement; (3) there are 54,233,431 shares of Parent Common Stock outstanding after the Merger; and (4) Company stockholders holding in excess of 2% of the number of Shares outstanding as of the record date for the Company special stockholders' meeting do not exercise appraisal rights in connection with the Merger, the cap would equal 32.6% and Hearst and its affiliates would be prohibited from owning Parent voting securities or securities convertible into or exercisable for Parent voting securities in excess of 32.6% of the total number of outstanding Parent voting securities.

         Restrictions on Stockholder Activities. The Stockholder Agreement provides that unless Hearst obtains (i) the unanimous written consent of Parent's board of directors or (ii) the approval of all of the non-Hearst board designees present at a meeting of Parent board of directors at which a quorum is present, Hearst may not, as it relates to Parent, initiate or engage in proxy solicitations, solicit stockholders or induce others to do so, initiate stockholder proposals or tender offers, call stockholders' meetings, act by written consent or place any voting securities in a voting trust or other voting agreement.

         Quorum Obligations. The Stockholder Agreement requires Hearst and each of its affiliates to be present in person or represented by proxy at all Parent stockholder meetings so that their Parent Common Stock may be counted for the purpose of determining a quorum.

         Voting Obligations. The Stockholder Agreement does not restrict Hearst's or its affiliates' ability to vote their Parent Common Stock to the extent that the aggregate amount of such shares does not exceed 25% of the outstanding Parent voting securities as of the date of the calculation. However, any voting securities held by Hearst or its affiliates in excess of 25% of the outstanding voting securities must be voted by Hearst and its affiliates in the manner recommended to Parent stockholders by (i) the unanimous written consent of Parent's board of directors or (ii) the non-Hearst board designees present at a meeting of Parent's board of directors at which a quorum is present. This 25% threshold will be increased to the extent Hearst is required to purchase additional shares of Parent Common Stock pursuant to the Securities Purchase Agreement.

         Board Representation. Effective upon the closing of the Merger, the Stockholder Agreement requires Parent to appoint three representatives of Hearst to separate classes of Parent's board of directors. Parent must appoint one of these board members to the nominating committee and one to the compensation committee of its board. In addition, the Stockholder Agreement requires Parent to appoint five independent directors to its board. An independent director is defined as any person who is not and has not been for the past three years affiliated with Hearst or its affiliates or an employee of Parent or any of its subsidiaries.

         So long as Hearst or its affiliates holds at least 10% of the outstanding voting securities of Parent, Hearst may recommend and Parent's nominating committee must recommend to Parent's board of directors that number of nominees of Hearst or its affiliates as follows: (1) so long as Hearst holds at least 80% of its initial equity investment, Hearst may designate three nominees; (2) so long as Hearst holds at least 66%, but less than 80%, of

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CUSIP No. 978149102                                    Page 8 of 29 Pages
-------------------------                         ------------------------------


its initial equity investment, Hearst may designate two nominees; and (3) so long as Hearst holds at least 10% of the voting securities of Parent, but less than 66% of its initial equity investment, Hearst may designate one nominee.

         If the number of voting securities later held by Hearst decreases below the stated thresholds, any excess directors must immediately resign. If the number of voting securities later held by Hearst falls below 10% of its initial equity investment, all Hearst designated board members must immediately resign and all quorum and voting obligations cease. However, if the number of voting securities held by Hearst subsequently returns to 10% or more of its initial equity investment, all rights and obligations under the Stockholder Agreement revive for the duration of the term of the Stockholder Agreement.

         The Stockholder Agreement also provides that if Parent issues voting securities in a single transaction or a series of related transactions and the number of Parent voting securities outstanding immediately after such transaction or series of related transactions: (x) is greater than 20% but less than 40%, then, at the request of Parent, Hearst and its affiliates must cooperate with Parent and take all action reasonably necessary to increase the size of Parent's board of directors to 11 and to fill the vacancy resulting therefrom with an independent director; or (y) is equal to or greater than 40%, then, at the request of Parent, Hearst and its affiliates must cooperate with Parent and take all action reasonably necessary to increase the size of Parent's board of directors to 12 and to fill the vacancies resulting therefrom with two independent directors.

         In either case, the independent directors appointed as a result of the increased board size must be approved by either (i) the unanimous written consent of Parent's board of directors or (ii) all members of Parent's board of directors at any properly noticed board meeting at which a quorum is present, including all of the non-Hearst board designees present at the meeting.

         Transfer Restrictions. Except for certain permitted transfers, for so long as Hearst and its affiliates own voting securities representing at least 10% of Parent's outstanding voting securities, Hearst may not transfer any voting securities of Parent without (1) the approval of all of the non-Hearst directors present at a meeting of the board of directors of Parent at which a quorum is present or (2) the unanimous written consent of Parent's board of directors.

         The following transfers will be permitted without the approval of the non-Hearst directors or the unanimous written consent of Parent's board of directors:

         o a pledge of voting securities pursuant to a bona fide loan transaction that creates a mere security interest;

         o        a repurchase of voting securities by Parent;

         o        a bona fide gift of voting securities;

         o a sale or transfer of voting securities to a third party that does not result in the third party holding more than 10% of Parent's voting securities;

         o a sale or transfer of voting securities pursuant to a tender offer or exchange approved by Parent's board of directors;

-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 9 of 29 Pages
-------------------------                         ------------------------------


         o a sale or transfer of voting securities in connection with a merger or consolidation approved by Parent's board of directors; and

         o a sale or transfer in connection with the sale of all or substantially all of Parent's assets approved by Parent's board of directors.

         In addition, without obtaining approval from the non-Hearst Communications members of Parent's board of directors, Hearst may transfer voting securities to its affiliates provided that the affiliates agree to be bound by the terms of the Stockholder Agreement.

         Term. The Stockholder Agreement expires five years after its effectiveness, unless earlier terminated by the mutual written consent of Parent and Hearst. Upon any early termination, any Hearst designees serving on Parent's board of directors must resign immediately.

         The foregoing summary of the Merger Agreement, Voting Agreement, Securities Purchase Agreement, the Stockholder Agreement and the agreements between Parent and AOL Time Warner Inc., National Broadcasting Company, Inc., GE Investments Subsidiary, Inc. and Rho Management Trust I is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D or this Amendment No. 2.

         Except as indicated in the Schedule 13D or this Amendment No. 2, Parent currently does not have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Schedule 13D or this Amendment No. 2, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the other agreements attached as exhibits to the Schedule 13D and this Amendment No. 2. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to amend and restate the title of Exhibits 4 and 5 and to add the new Exhibits 6, 7 and 8:

         Exhibit 4 Amended and Restated Securities Purchase Agreement, dated as of February 22, 2001, by and between Parent and Hearst (filed with Amendment No. 1 to the Schedule 13D).

         Exhibit 5 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 22, 2001, by and between Parent, Merger Sub and the Company (filed with Amendment No. 1 to the Schedule 13D).

         Exhibit 6 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent and America Online, Inc.

-------------------------                         ------------------------------
CUSIP No. 978149102                                    Page 10 of 29 Pages
-------------------------                         ------------------------------


         Exhibit 7 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent, GE Investments Subsidiary, Inc. and National Broadcasting Company, Inc.

         Exhibit 8 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent and Rho Management Trust I.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2001                       iVILLAGE INC.



                                            /s/ Douglas W. McCormick
                                            ------------------------------------
                                            Douglas W. McCormick
                                            Chief Executive Officer

                                  EXHIBIT INDEX

         Exhibit 4 Amended and Restated Securities Purchase Agreement, dated as of February 22, 2001, by and between Parent and Hearst (filed with Amendment No. 1 to the Schedule 13D).

         Exhibit 5 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 22, 2001, by and between Parent, Merger Sub and the Company (filed with Amendment No. 1 to the
                      Schedule 13D).

         Exhibit 6 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent and America Online, Inc.

         Exhibit 7 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent, GE Investments Subsidiary, Inc.
                      and National Broadcasting Company, Inc.

         Exhibit 8 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent and Rho Management Trust I.